SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Tax ID (CNPJ/MF) No. 01.545.826/0001 -07
NIRE 35.300.147.952

Publicly-Held Company

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
CALL NOTICE

The shareholders of GAFISA S.A. (“Company”) are hereby invited to meet, on May 18, 2010 at 10 a.m., on first call, at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, Brazil, at Avenida das Nações Unidas, 8,501, 19th floor, in the Extraordinary General Shareholders’ Meeting to decide on the following AGENDA:

(i) To examine, discuss and approve the Protocol and Justification of Merger of Shares with respect to the merger, into the Company, of the totality of shares issued by Shertis Empreendimentos e Participações S.A. (“Shertis”), enrolled with the CNPJ/MF under number 11.039.942/0001 -08 (“Merger of Shares”), which has as its main asset an equity participation corresponding to 20% (twenty percent) of the capital stock of Alphaville Urbanismo S.A. (“AUSA”), as well as the further acts and proceedings provided therein;

(ii) To ratify the appointment and hiring of the specialized company APSIS Consultoria Empresarial Ltda. (“APSIS”), responsible for the elaboration of the appraisal report, at book value, of the shares issued by Shertis to be merged into the Company (“Appraisal Report”);

(iii) To approve the Appraisal Report presented by APSIS, which was prepared based on a special balance sheet dated December 31, 2009 and audited by Terco Grant Thornton Auditores Independentes;

(iv) To approve the Merger of Shares and the consequent increase of the capital stock of the Company to be subscribed and paid in by the officers of Shertis, pursuant to the version to the Company of the stocks representing the capital stock of Shertis;

(v) To approve the new wording of Article 5th of Company’s Bylaws related to the capital stock, in order to reflect the capital increase resulting from the Merger of Shares;

(vi) To approve the restated Company’s Bylaws; and

(vii) To authorize the officers of the Company to practice all necessary acts to implement the referred Merger of Shares and the other matters proposed on the agenda.

General Information:

- The documents that support the proposal of Merger of Shares and related matters, including, without limitation, (i) the Protocol and Justification of Merger of Shares; (ii) the economic and financial studies; (iii) the Appraisal Report; (iv) the audited financial statements of Shertis and the Company; and (v) the management’s proposal of the Company containing clarifications and proposals pursuant to the terms of Rule CVM no. 481/09, will be available for the shareholders at the Company’s headquarters as of the date hereof and/or in the websites of the Company (www.gafisa.com.br/ri), the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br). The documents can be consulted and examined in the headquarters of the Company, and the Shareholders interested in conduct such analysis shall schedule date and time for a visit with the Investor Relations Department.

- Shareholders or their attorneys-in-fact shall attend to the General Meetings holding documents which evidence their identity.

- Shareholders participant of the Fungible Custody of Registered Shares of BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange who wish to participate in the General Meetings shall deliver statement containing their corresponding equity interest, issued by the competent depositary institution, at least forty-eight (48) hours before the holding of the General Meetings.

- The Shareholders are requested to deliver the proxies granting special powers for purposes of representation at the General Meeting referred to herein at the Company’s headquarters, in the Investor Relations Department, up to May 14, 2010.

São Paulo, April 19, 2010

Gary Robert Garrabrant
Chairman of the Board of Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer